UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)
(AMENDMENT NO. 1)

Team Sports Entertainment, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

87815W 10 1
(CUSIP Number)

William G. Miller 5025 Harrington Road Alpharetta, Georgia 30022 (678) 762-4739
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 87815W 10 1

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): William G. Miller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,795,737(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,795,737(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,795,737(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 11.38%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes: (a) 3,445,000 shares of the common stock, par value $0.001 of the Issuer (the “Common Stock”); (b) 2,000,000 shares issuable upon the exercise of a warrant at an exercise price of $1.00 per share; (c) 2,500,000 shares of Common Stock issuable upon the exercise of an option at an exercise price of $0.35 per share; and (d) 500,000 shares of Common Stock issuable upon the exercise of an option at an exercise price of $1.00 per share. The options and warrant are currently exercisable by the Reporting Person.
(2)

Pursuant to Rule 13d-3, the percentage reflects the relationship that the number of shares of Common Stock of the Issuer that the Reporting Person beneficially owns bears to the 63,476,312 shares of the Common Stock outstanding at April 30, 2003 (as reported in the Issuer’s quarterly  report on Form 10-Q for the quarter ended March 31, 2003) plus (a) 2,000,000 shares of Common Stock issuable to the Reporting Person upon the exercise of the warrant and (b) an aggregate of 3,000,000 shares of Common Stock issuable to the Reporting Person upon the exercise of the options.

This Amendment No. 1 to Schedule 13D is being filed to report the disposition of beneficial ownership of 649,263 shares of the common stock, par value $0.001 per share (the “Common Stock”) of Team Sports Entertainment, Inc., a Delaware corporation (the  “Issuer”) by William G. Miller.  This Amendment No. 1 supplements and amends the Schedule 13D originally filed on May 12, 2003.  Only the items reported in this Amendment No. 1 are amended.  All other items remain unchanged.  All capitalized terms shall have the meanings assigned to them in the original filing, unless otherwise indicated.

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by restating the entire item as follows:

On May 15, 2001, the Reporting Person acquired 4,000,000 shares of the Issuer’s Common Stock from the Issuer for an aggregate purchase price of $1,000,000 using personal funds. The Reporting Person sold 500,000 shares of the Common Stock to his adult son, William G. Miller II, on May 17, 2001. The Reporting Person disclaims beneficial ownership of the shares owned by his adult son. The Reporting Person received 400,000 shares of the Issuer's Common Stock effective May 15, 2001 as the result of the Issuer's failure to file a resale registration statement with the Securities and Exchange Commission in a timely fashion.  The 2,795,737 shares that the Reporting Person continues to beneficially own are referred to in this Amendment No. 1 to Schedule 13D as the “Acquired Shares.” In connection with the Reporting Person's original purchase on May 15, 2001, the Reporting Person received a warrant to purchase 2,000,000 shares of the Issuer’s Common Stock at an exercise price of $1.00 per share (the “Warrant”). The Warrant is currently exercisable.

In connection with entering into an employment agreement with the Issuer, the Reporting Person received an option to purchase 2,500,000 shares of the Issuer’s Common Stock at an exercise price of $0.35 per share and an option to purchase 500,000 shares of the Issuer’s Common Stock at an exercise price of $1.00 per share (collectively, the “Options”). Each of the Options is currently exercisable.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by restating the entire item as follows:

(a) The Acquired Shares and the shares underlying the Options and the Warrant represent 11.38% of the 63,476,312 outstanding Common Stock of the Issuer at April 30, 2003 (as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2003) plus (i) 2,000,000 shares issuable to the Reporting Person upon the exercise of the Warrant and (ii) an aggregate of 3,000,000 shares issuable to the Reporting Person upon the exercise of the Options. The Acquired Shares and the shares underlying the Options and the Warrant represent all of the shares of Common Stock beneficially owned by the Reporting Person.

(b) The Reporting Person has sole power to vote and dispose of the Acquired Shares.

(c) The Reporting Person effected the following transactions in the Common Stock on the dates indicated, and such transactions are the only transactions by the Reporting Person in the Stock in the past 60 days prior to this filing:

Purchase or Sale	Date	Number of Shares	Price Per Share
Sale	5/12/2003	50,000	$0.26
Sale	5/13/2003	5,000	$0.34
Sale	5/15/2003	25,000	$0.27
Sale	5/20/2003	50,000	$0.28
Sale	5/21/2003	49,763	$0.25
Sale	5/23/2003	25,000	$0.25
Sale	5/27/2003	25,000	$0.24
Sale	5/30/2003	35,000	$0.25
Sale	6/2/2003	20,000	$0.25
Sale	6/3/2003	40,000	$0.23
Sale	6/4/2003	35,000	$0.24
Sale	6/6/2003	10,000	$0.24
Sale	6/9/2003	10,000	$0.23
Sale	6/11/2003	45,000	$0.22
Sale	6/12/2003	10,000	$0.22
Sale	6/16/2003	20,000	$0.22
Sale	6/17/2003	14,500	$0.22
Sale	6/18/2003	80,000	$0.20
Sale	6/20/2003	25,000	$0.212
Sale	6/23/2003	5,000	$0.205
Sale	6/24/2003	70,000	$0.1879

(d) No person other than the Reporting Person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ William G. Miller William G. Miller